NESTLÉ S.A.

RECEIVED

2005 JUN 15 A 8:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE COMMUNICATIONS
DEPARTMENT

82-1252

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.


05008954

Vevey, 7 June 2005
FXP/dme

Nestlé S.A. – Yesterday's Press Release

SUPPL

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed yesterday's press release issued by Nestlé S.A.

Yours sincerely,

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

F.X.P.

F.X. Perroud
Vice President

Encl.

AVENUE NESTLÉ 55 CH-1800 VEVEY (SWITZERLAND) TELEPHONE +41 (0)21 924 25 23 TELEFAX +41 (0)21 922 63 34

Nestlé

PRESS RELEASE

Nestlé: Share Buy-Back to Begin in July 2005
Sale of Milk Powder Factories in Australia and in the Netherlands

Vevey, 7 June 2005 – In February 2005 Nestlé announced its intention to launch a share buy-back program of up to one billion Swiss francs in the second half of the year and the subsequent cancellation of the repurchased shares, assuming shareholder approval.

The program was announced subject to market conditions and had to take into account Nestlé's commitment to its AAA rating. Nestlé now announces the opening of a second trading line for Nestlé shares on virt-x starting 4 July 2005 with Nestlé as the exclusive buyer on this line. A shareholder wishing to sell Nestlé registered shares has the option of selling either via the ordinary trading line or via the second line. Shares purchased on the second trading line are subject to the Swiss federal withholding tax rate of 35 percent on the difference between the repurchase price of the Nestlé registered share and its nominal value of CHF 1.–. This withholding tax can be reclaimed by qualified investors.

The move illustrates Nestlé's increased flexibility in managing its capital structure as well as the strong financial position of the Group.

Nestlé also announces further steps in the implementation of its strategy of progressive withdrawal from basic commodity processing. In large parts of Latin America, as well as in several European countries, the Group has already sold its basic milk powder plants or brought them into a series of joint-venture operations with Fonterra, the New Zealand-based dairy company.

Now, Nestlé Australia also will cease manufacturing milk powder. As a result of an agreement with Fonterra, Nestlé Australia will buy a range of powdered milk products from Fonterra which will take over the collection of milk from about 420 farmers in Victoria State and acquire the Dennington milk factory. The transaction will be completed by the end of July 2005. Simultaneously, Nestlé will also restructure its Tongala (Victoria) milk factory, cease its milk powder production and continue to manufacture only liquid milk products. Both transactions will result in a number of redundancies and Nestlé has committed itself to provide comprehensive outplacement and advisory services in order to assist its employees.

In the Netherlands, Nestlé's Gorinchem powdered milk factory was acquired by a Dutch entrepreneur, Mr. Jaap Vreugdenhill, effective 1 June 2005. The factory, with a workforce of about 140 people, produces milk powder, mainly for export to the Zone Asia, Oceania and Africa. Over the next years, Nestlé will continue to source part of its semi-finished milk powder requirements for export from the Gorinchem unit and about 1000 farmers will go on supplying milk to the factory.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*